SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 3)*

GLOBAL EAGLE ENTERTAINMENT INC.

(Name of Issuer)

COMMON STOCK, $0.0001 PAR VALUE PER SHARE

(Title of Class of Securities)

37951D102

(CUSIP Number)

PAR Capital Management, Inc.

Attention: Steven M. Smith

One International Place

Suite 2401

Boston, MA 02110

(617) 526-8990

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 21, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d 1(e), 240.13d 1(f) or 240.13d 1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) PAR Investment Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 28,492,985*
	8.	Shared Voting Power None
	9.	Sole Dispositive Power 29,478,011**
	10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,478,011**
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 40.95%**
14.	Type of Reporting Person (See Instructions) PN

*	Includes 19,118,233 shares of Common Stock (the “PAR Conversion Shares”) issuable upon conversion of shares of Non-Voting Common Stock. PAR Investment Partners, L.P. (“PAR Investment Partners”) has filed a notification form under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended (the “Hart-Scott-Rodino Act”), of its intent to convert all of its shares of Non-Voting Common Stock into the PAR Conversion Shares. The effectiveness of such conversion is subject to expiration of the waiting period under the Hart-Scott-Rodino Act, and PAR Investment Partners, L.P. currently intends to submit a formal conversion notice to the Issuer’s transfer agent promptly following such expiration. Excludes 985,026 shares of Common Stock that are Escrow Shares that may be released to PAR Investment Partners upon termination of the Escrow Agreement (the “PAR Escrow Shares”) and includes 509,512 shares of Common Stock underlying the Warrants (the “PAR Warrant Shares”) (determined in accordance with Rule 13d-3 of the Act).
**	Includes the PAR Conversion Shares, the PAR Escrow Shares and the PAR Warrant Shares, determined in accordance with Rule 13d-3 of the Act. The Reporting Persons disclaim Section 13(d) dispositive power over the PAR Escrow Shares until the date on which such shares are released to PAR Investment Partners under the terms of the Escrow Agreement. The percentage of shares beneficially owned as set forth in row 13 above is based on 71,981,688 shares of common stock, par value $0.0001 per share, of the Issuer (the “Common Stock”) outstanding as of March 25, 2014, as calculated based on information reported in the Annual Report on Form 10-K/A filed on March 26, 2014 by the Issuer (the “Form 10-K/A”).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) PAR Group, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 28,492,985*
	8.	Shared Voting Power None
	9.	Sole Dispositive Power 29,478,011**
	10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,478,011*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 40.95%**
14.	Type of Reporting Person (See Instructions) PN

*	Includes the PAR Conversion Shares, excludes the PAR Escrow Shares and includes the PAR Warrant Shares (determined in accordance with Rule 13d-3 of the Act).
**	Includes the PAR Conversion Shares, the PAR Escrow Shares and the PAR Warrant Shares, determined in accordance with Rule 13d-3 of the Act. The Reporting Persons disclaim Section 13(d) dispositive power over the PAR Escrow Shares until the date on which such shares are released to PAR Investment Partners under the terms of the Escrow Agreement. The percentage of shares beneficially owned as set forth in row 13 above is based on 71,981,688 shares of Common Stock outstanding as of March 25, 2014, as calculated based on information reported in the Form 10-K/A.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) PAR Capital Management, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 28,492,985*
	8.	Shared Voting Power None
	9.	Sole Dispositive Power 29,478,011**
	10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,478,011**
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 40.95%**
14.	Type of Reporting Person (See Instructions) CO

*	Includes the PAR Conversion Shares, excludes the PAR Escrow Shares and includes the PAR Warrant Shares (determined in accordance with Rule 13d-3 of the Act).
**	Includes the PAR Conversion Shares, the PAR Escrow Shares and the PAR Warrant Shares, determined in accordance with Rule 13d-3 of the Act. The Reporting Persons disclaim Section 13(d) dispositive power over the PAR Escrow Shares until the date on which such shares are released to PAR Investment Partners under the terms of the Escrow Agreement. The percentage of shares beneficially owned as set forth in row 13 above is based on 71,981,688 shares of Common Stock outstanding as of March 25, 2014, as calculated based on information reported in the Form 10-K/A.

Introduction

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) amends the Statement on Schedule 13D filed on February 8, 2013 (the “Original 13D”), as amended by Amendment No. 1 to Schedule 13D filed on October 24, 2013 (the “Amendment No. 1”) and Amendment No. 2 to Schedule 13D filed on December 24, 2013 (the “Amendment No. 2” and, together with the Original 13D and the Amendment No. 1, the “Schedule 13D”), and is being filed by PAR Investment Partners, L.P., a Delaware limited partnership (“PAR Investment Partners”), PAR Group, L.P., a Delaware limited partnership (“PAR Group”), and PAR Capital Management, Inc., a Delaware corporation (“PAR Capital Management” and, together with PAR Investment Partners and PAR Group, the “Reporting Persons”), and relates to shares of common stock (the “Common Stock”), par value $0.0001 per share (the “Shares”), of Global Eagle Entertainment Inc., a Delaware corporation (the “Issuer”).

Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D. The Schedule 13D is amended on a supplementary basis as follows; all items or responses not described herein, or exhibits not filed herewith, remain as previously reported in, or filed with, the Schedule 13D.

The Schedule 13D previously reported the Reporting Persons’ beneficial ownership of 19,118,233 shares of Non-Voting Common Stock of the Issuer (the “PAR Non-Voting Shares”). The PAR Non-Voting Shares are convertible on a share-for-share basis into an equal number of shares of the Issuer’s Common Stock upon the earlier to occur of (a) the election by a holder of such shares to convert such shares into shares of Common Stock on or after the earlier of (x) May 1, 2014 and (y) 30 days after the date on which the shares of capital stock of Advanced Inflight Alliance AG, a German stock corporation and the Issuer’s majority-owned subsidiary, cease to be listed on the Regulated Market (General Standard) of the Frankfurt Stock Exchange, and (b) the transfer of a holders’ shares of Non-Voting Common Stock to any person that results in PAR Investment Partners no longer being the “beneficial owner” of such shares for purposes of Section 13(d) of the Act. The Reporting Persons are filing this Amendment No. 3 solely for the purpose of reporting the conversion of the PAR Non-Voting Shares into the PAR Conversion Shares. On May 21, 2014, PAR Investment Partners filed a notification form under the Hart-Scott-Rodino Act of its intent to convert all of its shares of Non-Voting Common Stock into the PAR Conversion Shares. The effectiveness of such conversion is subject to expiration of the waiting period under the Hart-Scott-Rodino Act, and PAR Investment Partners currently intends to submit a formal conversion notice to the Issuer’s transfer agent promptly following such expiration.

To the knowledge of the Reporting Persons, the conversion of the PAR Non-Voting Shares will not increase the aggregate number of outstanding shares of stock of the Issuer. Rather, the conversion will increase the number of voting shares of the Issuer’s Common Stock and reduce the number of shares of the Issuer’s Non-Voting Common Stock on a share-for-share basis. Other than in respect of voting rights, the PAR Non-Voting Shares are otherwise identical to shares of the Issuer’s Common Stock and, as a result, the conversion will not have any dilutive effect on the outstanding shares of Common Stock of the Issuer.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a) and (b) As of May 21,2014, PAR Investment Partners may be deemed to beneficially own 29,478,011 shares of Common Stock (which includes all Common Stock held by PAR Investment Partners (including the PAR Conversion Shares), the PAR Escrow Shares and the PAR Warrant Shares), representing approximately 40.95% (determined in accordance with Rule 13d-3 of the Act) of the 71,981,688 shares of Common Stock outstanding as of March 25, 2014, as calculated based on information reported in the Annual Report on Form 10-K/A filed on March 26, 2014 by the Issuer (the “Form 10-K/A”). As of May 21,2014, PAR Investment Partners has sole voting power with respect to 28,492,985 shares of Common Stock, representing approximately 39.58% of the 71,981,688 shares of Common Stock outstanding as of March 25, 2014, and may be deemed to have sole dispositive power with respect to 29,478,011 shares of Common Stock, representing approximately 40.95% of the 71,981,688 shares of Common Stock outstanding as of March 25, 2014. PAR Investment Partners disclaims Section 13(d) beneficial ownership over all of the PAR Escrow Shares until the date on which such shares are released to PAR Investment Partners under the terms of the Escrow Agreement.

As of May 21,2014, PAR Group, through its control of PAR Investment Partners as general partner, may be deemed to beneficially own 29,478,011 shares of Common Stock (which includes all Common Stock held by PAR Investment Partners (including the PAR Conversion Shares), the PAR Escrow Shares and the PAR Warrant Shares), representing approximately 40.95% (determined in accordance with Rule 13d-3 of the Act) of the 71,981,688 shares of Common Stock outstanding as of March 25, 2014, as calculated based on information reported in the Form 10-K/A. As of May 21,2014 PAR Investment Partners has sole voting power with respect to 28,492,985 shares of Common Stock, representing approximately 39.58% of the 71,981,688 shares of Common Stock outstanding as of March 25, 2014, and may be deemed to have sole dispositive power with respect to 29,478,011 shares of Common Stock, representing approximately 40.95% of the 71,981,688 shares of Common Stock outstanding as of March 25, 2014. PAR Group disclaims Section 13(d) beneficial ownership over all of the PAR Escrow Shares until the date on which such shares are released to PAR Investment Partners under the terms of the Escrow Agreement.

As of May 21,2014, PAR Capital Management, through its control of PAR Group as general partner, may be deemed to beneficially own 29,478,011 shares of Common Stock (which includes all Common Stock held by PAR Investment Partners (including the PAR Conversion Shares), the PAR Escrow Shares and the PAR Warrant Shares), representing approximately 40.95% (determined in accordance with Rule 13d-3 of the Act) of the 71,981,688 shares of Common Stock outstanding as of March 25, 2014, as calculated based on information reported in the form 10-K/A. As of May 21,2014, PAR Investment Partners has sole voting power with respect to 28,492,985 shares of Common Stock, representing approximately 39.58% of the 71,981,688 shares of Common Stock outstanding as of March 25, 2014 and may be deemed to have sole dispositive power with respect to 29,478,011 shares of Common Stock, representing approximately 40.95% of the 71,981,688 shares of Common Stock outstanding as of March 25, 2014. PAR Capital Management disclaims Section 13(d) beneficial ownership over all of the PAR Escrow Shares until the date on which such shares are released to PAR Investment Partners under the terms of the Escrow Agreement.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: May 22, 2014

PAR INVESTMENT PARTNERS, L.P.

By:	PAR Group, L.P., its General Partner
By:	PAR Capital Management, Inc., its General Partner

By:	/s/ Steven M. Smith
Name: Steven M. Smith
Title: Chief Operating Officer and General Counsel

PAR GROUP, L.P.

By:	PAR Capital Management, Inc., its General Partner

By:	/s/ Steven M. Smith
Name: Steven M. Smith
Title: Chief Operating Officer and General Counsel

PAR CAPITAL MANAGEMENT, INC.

By:	/s/ Steven M. Smith
Name: Steven M. Smith